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         Issuer Free Writing Prospectus Dated October 8, 2009
Relating to Preliminary Prospectus Dated September 24, 2009
Filed Pursuant to Rule 433
Registration Statement No. 333-162115

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES Q2 FISCAL 2010 RESULTS
Record revenues of $35.5 million; 123% sequential revenue growth
Profitability achieved; $6.3 million net income

Ottawa, Canada, October 8, 2009 — DragonWave Inc. (TSX: DWI) ("DragonWave" or the "Company") a leading global supplier of packet microwave radio systems for mobile and access networks, today issued financial results for its second quarter fiscal year 2010. All figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars.

This news release contains statements, including statements regarding our revenue expectations for our 2010 fiscal year, that constitute forward-looking statements or forward-looking information. Readers are cautioned that such statements are based on DragonWave's current views and actual outcomes are not certain. For more information, see the note on forward-looking statements below.

Revenue for the second fiscal quarter was $35.5 million, compared with $10.6 million for the same period of the last fiscal year, an increase of 236%. There was growth in demand from a variety of customers globally and the most significant increase came from the Company's existing major North American based customer, which accounted for 77% of revenue in the fiscal quarter. Revenue from customers within North America increased from $7.7 million in the second quarter of the previous fiscal year to $31.9 million and represented 90% of total revenue for the quarter. Revenue from outside North America also increased, growing 24% to $3.6 million from $2.9 million in the second quarter of the previous fiscal year, and represented 10% of total revenue for the quarter. Revenue for the six months ended August 31, 2009 was $51.5 million, 142% growth as compared to $21.3 million in the same six month period in the previous year.

Gross margin for the second fiscal quarter was 42%, an 8% increase from the gross margin reported in the second quarter of fiscal 2009, and reflects the benefits of cost reduction programs, new sources of supply and volume discounts made available as a result of the increase in demand. Gross margin for the six months ended August 31, 2009 was 40% compared to 38% in the same six month period in the previous year.

For the second quarter of fiscal year 2010, the Company achieved an income from operations of $6.1 million, compared to a loss of $2.8 million in the second quarter of fiscal 2009. Expenses in the second quarter of fiscal 2010 increased to $8.9 million from $6.5 million in the same quarter of the previous year. The net income for the fiscal quarter was $6.3 million (diluted EPS $0.21) versus a loss of $1.7 million in the same quarter of the previous year.

Based on strength in the ongoing Clearwire business together with stronger demand in other areas of the DragonWave business we now expect that our revenue in fiscal year 2010 will exceed $150 million.

The DragonWave management team will discuss the results on a conference call on October 9, 2009 at 8:30 a.m. Eastern time (1:30 GMT). As the Company is in the process of a public offering of securities the conference call will not include a question and answer session.

Presentation material and a webcast link will be made available from the Investor Relations portal of DragonWave's web site at:
http://www.dragonwaveinc.com/irevents.asp

Conference Call Details:
Beginning at 8:30 a.m., EDT
Toronto Dial In Number: 416-883-7132
Ottawa Dial In Number: 613-212-0152
Montreal Dial In Number: 514-798-1229
Vancouver Dial In Number: 604-899-4201
Toll Free Dial In Number: 1-888-205-4499
Europe Dial In Number: 00-800-8358-7000
Participant Pass Code: 37041#

A replay of the call will be made available on the DragonWave Inc. web site, through the Investor Relations portal.

To review financial statements and Management's Discussion and Analysis for the quarter, please go to www.sedar.com.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of future revenues provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include:

  •
  DragonWave's expectations regarding the scale of future network deployment plans by its existing customers;
  •
  DragonWave's expectations regarding the volume of anticipated order activity;
  •
  the timing of network deployments by DragonWave's existing customers occurring within currently anticipated schedules; and
  •
  the capacity of DragonWave's supply chain to scale to fulfil demand.

Readers are cautioned not to place undue reliance on such statements.

These statements are provided to enable external stakeholders to understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes.

Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with Canadian securities regulatory authorities, which are available at www.sedar.com, and include the following:

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue.
  •
  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.
  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.
  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.
  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.
  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.
  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.
  •
  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

For further information, please contact:
DragonWave Inc.
Russell Frederick
Chief Financial Officer
(613) 599-9991 ext. 2253
rfrederick@dragonwaveinc.com

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian $000's

unaudited

	As at August 31, 2009	As at February 28, 2009
Assets
Current Assets
Cash and cash equivalents	21,349	8,504
Short term investments	—	14,994
Accounts receivable	26,002	10,523
Other receivables	1,240	720
Inventory	15,346	14,238
Prepaid expenses	746	173
Future income tax asset	207	—

	64,890	49,152
Long Term Assets
Property and equipment	4,130	2,676
Future income tax asset	139	—
Deferred financing	657	—

	4,926	2,676
Total Assets	69,816	51,828

Liabilities
Current Liabilities
Line of credit	587	641
Accounts payable and accrued liabilities	20,128	5,640
Taxes payable	246	37
Deferred revenue	1,562	2,215

	22,523	8,533
Commitments
Shareholders' equity
Capital stock	120,001	119,925
Contributed surplus	1,744	1,230
Deficit	(74,452)	(77,860)

	47,293	43,295
Total Liabilities and Shareholders' Equity	69,816	51,828

On behalf of the Board:

(s) GERRY SPENCER Director	(s) CLAUDE HAW Director

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE INCOME AND DEFICIT

Expressed in Canadian $000's except share and per share amounts unaudited

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
REVENUE	35,509	10,572	51,459	21,297
Cost of sales	20,584	6,945	31,024	13,289

Gross profit	14,925	3,627	20,435	8,008

EXPENSES
Research and development	3,544	2,594	6,568	5,725
Selling and marketing	3,567	2,783	6,106	5,407
General and administrative	1,819	1,133	3,050	2,263
Investment tax credits	(60)	(50)	(120)	(100)

	8,870	6,460	15,604	13,295

Income (Loss) from operations	6,054	(2,833)	4,830	(5,287)
Interest income	10	179	44	433
Interest expense	(15)	(9)	(22)	(18)
Gain on sale of property and equipment	35	—	35	—
Foreign exchange gain (loss)	70	997	(1,616)	1,265

Income (Loss) before income taxes	6,154	(1,666)	3,271	(3,607)
Income tax expense	(209)	(11)	(209)	(11)
Future income tax recovery	346	—	346	—

Net and Comprehensive Income (Loss)	6,291	(1,677)	3,408	(3,618)
Deficit, beginning of period	(80,743)	(73,812)	(77,860)	(71,871)

Deficit, end of period	(74,452)	(75,489)	(74,452)	(75,489)

Income (Loss) per share
Basic	0.22	(0.06)	0.12	(0.13)
Diluted	0.21	(0.06)	0.12	(0.13)
Weighted Average Shares Outstanding
Basic	28,620,162	28,555,335	28,594,700	28,517,929
Diluted	29,675,696	28,555,335	29,281,050	28,517,929

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian $000's

unaudited

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Operating Activities
Net Income (loss)	6,291	(1,677)	3,408	(3,618)
Items not affecting cash
Depreciation	336	260	639	495
Stock-based compensation	302	157	544	303
Warrant expense	—	(9)	—	2
Unrealized foreign exchange (gain) loss	359	(124)	1,391	(64)
Gain on sale of fixed asset	(35)	—	(35)	—
Benefit on recognition of future income tax asset	(346)	—	(346)	—
Accrued interest on fair value of short-term investments	—	—	—	150

	6,907	(1,393)	5,601	(2,732)
Changes in non-cash working capital items	(5,709)	(1,711)	(4,258)	(2,450)

	1,198	(3,104)	1,343	(5,182)

Investing Activities
Acquisition of property and equipment	(1,501)	(347)	(2,093)	(670)
Maturity of short-term investments	—	—	14,994	31,758

	(1,501)	(347)	12,901	31,088

Financing Activities
Change in line of credit	1	22	(54)	26
Exercise of warrants	—	—	—	150
Issuance of common share net of issuance costs	35	—	46	—

	36	22	(8)	176

Effect of foreign exchange on cash and cash equivalents	(359)	124	(1,391)	64
Net increase in cash and cash equivalents	(626)	(3,305)	12,845	26,146
Cash and cash equivalents at beginning of period	21,975	31,002	8,504	1,551

Cash and cash equivalents at end of period	21,349	27,697	21,349	27,697

Cash paid during the period for interest	15	9	22	18

DragonWave Inc. (the "issuer") has filed a registration statement (Registration No. 333- 162115, including a prospectus) under the Securities Act of 1933, as amended, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus included in the registration statement relating to this offering and any other offering documents if you request them by calling (613) 599-9991.

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CONSOLIDATED BALANCE SHEETS Expressed in Canadian $000's unaudited
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT Expressed in Canadian $000's except share and per share amounts unaudited
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in Canadian $000's unaudited